Securities and Exchange Commission
April 22, 2008

CAM Commerce Solutions, Inc.
17075 Newhope Street
Fountain Valley, CA 92708
April 22, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC. 20549-4561
Attn: Melissa Feider

Re:	CAM Commerce Solutions, Inc. Form 10-K for the Fiscal Year Ended September 30, 2007 Filed on November 19, 2007 Form 8-K filed on February 13, 2008 File No. 000-16569
Ladies and Gentlemen:
This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the April 1, 2008 staff letter to CAM Commerce Solutions, Inc. (the “Company”) regarding the above-referenced Reports on Form 10-K and Form 8-K. Our references to “comment” below correspond to the paragraph numbers of the staff’s letter.
Form 10-K for the Fiscal Year Ended September 30, 2007
Note 1. Summary of Significant Accounting Policies
Revenue Recognition Policy, page 17
Comment 1.
We note that your response to our prior comment 4 cites certain factors that you considered in establishing vendor specific objective evidence (“VSOE”) of fair value for your hosting services which may not be within the guidelines of SOP 97-2. For instance, you indicate that the customer signs a separate contract for hosting services that contains standard pricing for this service only which is considered to be “sold separately”. Tell us

Securities and Exchange Commission
April 22, 2008

your consideration of TPA 5100.39 in determining whether these standalone contracts should be combined as single multiple-element arrangement with the software, hardware and other service offerings. If the hosting services contract is combined with other arrangements pursuant to TPA 5100.39, then tell us how you considered the guidance in paragraph 10, which indicates that separate prices stated in a contract is not VSOE of fair value. Furthermore, please tell us the amount of revenue recognized for multiple element arrangements that contain bundled hosting services for each period presented.
Comment 2.
In addition, we note that you indicate hosting services are available from other vendors. Please note that SOP 97-2 does not consider third-party evidence of fair value as a reasonable basis for establishing VSOE. Accordingly, provide further explanation as to how you establish VSOE for your hosting services within the guidelines of paragraph 10 and 57 of SOP 97-2 and tell us the volume and range of standalone sales used to establish VSOE.
RESPONSE to both Comments 1 and 2:
Based on requirements of TPA 5100.39, we do sell hosting services as part of a multiple element arrangement that includes two elements: 1) contracts for i.Star software and 2) contracts for web hosting services. This is based on the fact the contracts are negotiated and/or executed within a short time frame of each other and are closely related.
Regarding how we established VSOE of hosting services, we refer to SOP 97-2 paragraph 10, which states that “Vendor-specific objective evidence of fair value is limited to the following: The price charged when the same element is sold separately.” In SOP 97-2 paragraph 57 states “If a multiple-element software arrangement includes explicit or implicit rights to PCS, the total fees from the arrangement should be allocated among the elements based on the vendor-specific objective evidence of fair value, in conformity with paragraph 10. The fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate). The portion of the fee allocated to PCS should be recognized as revenue ratably over the term of the PCS arrangement, because PCS services are assumed to be provided ratably.”
The hosting services sold to our customers are not “bundled” with software offerings, but are separately stated (explicit) on a separate contract at the standard price of $295 per month. This standard price is the same as the renewal rate price that all customers are charged. There is no range or variability for this standard price. This renewal rate price meets the criteria of SOP 97-2 paragraph 57 stated above to establish VSOE for hosting services. We recognize the hosting services revenue on a monthly basis for the service provided for each month in accordance with SOP 97-2 paragraph 57 stated above for revenue recognition.

Securities and Exchange Commission
April 22, 2008

The amount of revenue recognized for multiple element arrangements that contain hosting services for each period presented is as follows:
(Amounts in thousands except percentages)

Fiscal Year	2007	2006	2005
i.Star software revenue	$291	$454	$287
Percentage of total revenue	0.91%	1.67%	1.15%

Hosting revenue	$599	$412	$261
Percentage of total revenue	1.86%	1.51%	1.05%
Note: Hosting revenue includes amounts related to contacts that are considered part of a multiple element arrangement, but the majority of amounts are renewal hosting revenues. For example, we estimate that 2007 revenues included less than $100,000 related to contacts that were considered part of a multiple element arrangements that were entered into in 2007.
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Sincerely,
/s/ Paul Caceres
Paul Caceres
Chief Financial Officer
CAM Commerce Solutions, Inc.